

# News Release – February 27, 2007

## Lefa Operations Update

TRADING SYMBOL:  TORONTO & OSLO: **CRU** FRANKFURT: **KNC**   OTC-BB-other: **CRUGF**

**LONDON,** United Kingdom: February 27, 2007 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Crew is pleased to advise the resumption of normal operations at its mine in Guinea, following the end of the national strike. Fuel deliveries recommenced during the weekend and normal production will resume on Tuesday February 27th.

As previously advised, the company used the period of suspension to undertake maintenance programmes identified during the commissioning of the plant and the Company remains confident that the 2007 forecast production of 300,000 to 320,000 ounces will be achieved.

**Jan A Vestrum**
**President & CEO**